

September 4, 2007

<u>via U.S. mail and facsimile</u>

William Pagano, Chief Executive Officer
Colonial Commercial Corp.
275 Wagaraw Road
Hawthorne, New Jersey   07506

      RE: Colonial Commercial Corp.
              Form 10- K/A for the Fiscal Year Ended December 31, 2006
              Filed May 21, 2007
              File No. 1-06663

Dear Mr. Pagano:

      We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

                      Sincerely,

                      Rufus Decker
                      Accounting Branch Chief